FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For September 8, 2006

NORSAT INTERNATIONAL INC.

(Registrant's Name)

300-4401 Still Creek Drive

Burnaby, BC  V5C 6G9

Canada

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   September 8, 2006

By: Signed "George Dorin"

George Dorin

Chief Financial Officer

NEWS RELEASE

                           For Immediate Release

Norsat Promotes Dr. Chan to President & CEO; Witten to VP Sales

(Vancouver, Canada) September 8, 2006, 17:00 EST – Norsat International Inc. (TSX – NII.TO; OTC BB – NSATF.OB) announced today that it has promoted Dr. Amiee Chan, who has served as the Vice President of Operations, to the post of President and CEO. She succeeds Bill Coyne in her new capacity. Randy Witten, who has served as the Vice President of the Americas, has also been promoted to the position of Vice President of Sales, succeeding Bill Comerford. Both appointments take effect immediately.

Both Dr. Amiee Chan and Randy Witten have spearheaded much of the Company’s growth over the past two years. Dr. Amiee Chan has turned around the Microwave Business Unit and Randy Witten has been responsible for driving much of the Company’s Satellite Systems sales. This move should serve to  build shareholder value and streamline the Company’s operations,” said Ugo Angelo Doninelli, Chairman of the Board.

Dr. Amiee Chan was formerly the Vice President of Operations. In addition to reviving the microwave business unit, Dr. Chan has also been responsible for Norsat’s engineering, production, supply chain management and customer service departments. Dr. Chan holds an MBA, PhD in Electrical Engineering and a BASc in Electrical Engineering. She is an innovator and leading authority in her field with a number of credited publications and patents.

Randy Witten has over 30 years of telecommunications and satellite communications experience.  His experience spans tactical deployable systems, distance learning, wireless broadband, voice over IP and microwave systems.  Randy has held progressively senior positions with AT&T, MCI, Loral Skynet, Newpoint Technologies and Telecommunications Systems Inc.

” I have been deeply involved with Norsat for much of my professional life, and like the people who work here, I have a great passion for this company. Over my many years here, Norsat has developed a long and proud tradition of technological excellence. To build shareholder value, we now need to translate our position of product leadership to become a comprehensive and trusted solutions provider in this burgeoning market,” said Dr. Amiee Chan, incoming President and CEO.

The Board of Directors announced that Dan Dixon has resigned as a Director of the Company.  Mr. Dixon joined the Board of Directors in May 2005.

Forward Looking Statements

Statements in this report relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

The information should be read in conjunction with the Company’s audited consolidated financial statements, related notes included therein and Management Discussion and Analysis for the year ended December 31, 2005.  All the Company’s financial statements are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).  Additional information from the year ended December 31, 2005, and other information related to the Company, may be found on the company’s website at www.norsat.com ..

About Norsat International, Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. For more than 25 years, Norsat has built a strong reputation in the field of satellite technology by providing its customers with innovative products. Norsat's latest innovations include the Norsat OmniLink TM and GLOBETrekker lines of portable satellite terminal products that provide rapidly deployable broadband satellite data and video connectivity in areas where traditional communications infrastructure is insufficient, damaged, or non-existent. Additional information is available at www.norsat.com. Additional investor information is available through email at communications_investorrelations@Norsat.com or by phone, 1-604-292-9000 or toll-free in Canada and the U.S., 1-888-667-7281.